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                                            Filed pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                 filed pursuant to Rule 14a-6 of
                                             the Securities Exchange Act of 1934

                                          Subject Company: Active Software, Inc.

                                                  Commission File No.: 001-15681


   webMethods, Inc. distributed the following press release on July 26, 2000.



FOR IMMEDIATE RELEASE

             WEBMETHODS ANNOUNCES RECORD FIRST QUARTER REVENUE RESULTS

   Quarterly Total Revenues Increase 412% Year-over-Year and 50% Sequentially, Growth Driven by Rapid Adoption of B2Bi Initiatives by Global 2000 Companies


FAIRFAX, VA.--JULY 26, 2000--webMethods, Inc. (Nasdaq: WEBM), the leading provider of business-to-business integration (B2Bi) solutions, today announced record results for the first quarter ended June 30, 2000.

Total revenue for the first quarter of fiscal 2001 increased 412% to $15.6 million, compared to $3.0 million for the same period in the prior year. The net loss for the first quarter 2001, excluding amortization of deferred stock compensation, was $5.1 million or $0.16 per share, which beat the First Call consensus estimate of a loss of $0.19 per share. For the corresponding period in fiscal 2000, the net loss was $0.9 million or $0.15 per share. Including amortization of deferred stock compensation and accrued dividends related to preferred stock, webMethods' net loss attributable to common shareholders for the first quarter 2001 was $6.6 million, or $0.20 per share, compared to a net loss attributable to common shareholders of $1.2 million, or $0.21 per share in the fiscal first quarter 2000.

The highlight of the quarter was the signing of a definitive agreement to acquire Active Software, a leading provider of enterprise infrastructure software. This acquisition brings together two software infrastructure leaders whose solutions, when packaged together, fully address the B2Bi requirements of Global 2000 companies and industry trading exchanges both within the enterprise and across B2B trading networks. The acquisition is a strong strategic fit due to webMethods' and Active Software's history of working together to develop infrastructure solutions to meet the needs of shared Global 2000 customers such as FedEx, Juniper Networks, Hewlett-Packard and AVNET. webMethods also recently developed an out-of-box solution that bridges enterprise applications integrated via ActiveWorks with webMethods-powered B2B trading networks and


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marketplaces. Since the announcement of the acquisition, webMethods and Active
Software have worked together to jointly close business with customers such as Outpurchase.com, Grainger and Nonstop Solutions.

"Our quarterly results demonstrate momentum across the board," said Phillip Merrick, president and CEO of webMethods, Inc. "Our B2Bi solution is in production at more Global 2000 companies than any other B2Bi solution on the market. This proven success coupled with significant partnerships, Global 2000 wins, and a growing global presence has strengthened webMethods' position as the leader in the B2Bi market."


OPERATING HIGHLIGHTS:

Highlights of the quarter include:

- GLOBAL 2000 COMPANIES SELECT WEBMETHODS FOR B2BI SOLUTIONS: During the first quarter, webMethods added 49 new customers, bringing the total customer base to more than 200. This included significant new Global 2000 customers such as Pitney Bowes and Nortel Network.

   During the quarter, the company also received orders from the following new and existing customers: Airborne Express, AT&T, Capstan, e-Connections, Ellie Mae, Envera, Grainger, Great Plains, Herman Miller, Hewlett-Packard, i2i.com, Logitech, LSI Logic, Lucent, Network Associates, NTT Communications, Rohm and Haas, Toshiba, U.S. Office Products, Viacore, Wall Street Systems and Worldcrest. In addition, webMethods has secured significant deals with international customers including W.H. Smith, Hoechst, Retevision, steelscreen.com, PaperX.com, BNL Multiservizi, eCredible, GE Access and United Microelectronics Corporation.

- CUSTOMERS MOVE INTO PRODUCTION: During the quarter, customers including Grainger, Inc., GE Power Systems, ChemConnect, Ventro, Staples.com, Dell Computer Corporation, Apple, Installation, Inc., Hewlett-Packard, 3COM and Avnet completed their webMethods B2B implementations and began to see returns on their B2B investments.

- NEW PRODUCTS AND SERVICES DRIVE THE FUTURE OF B2BI: During the B2Bi Leadership Forum, the company's first user conference, webMethods outlined its vision for the future of B2B e-commerce for the conferences more than 400 attendees. To provide customers with cost-effective rapid solutions for integrating trading networks, webMethods launched several product and service initiatives such as B2B.com, the webMethods B2B Rapid Integration Team and the webMethods Value Added Services Program.

    B2B.COM REVOLUTIONIZES RAPID TRADING PARTNER INTEGRATION, BY LEVERAGING WEBMETHODS' UNMATCHED EXPERIENCE IN DEVELOPING AND DEPLOYING B2B TRADING NETWORKS TO BUILD THE INDUSTRY'S FIRST COMPREHENSIVE "BEST PRACTICES" SOLUTION


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    FOR GUIDING COMPANIES THROUGH THE ENTIRE TRADING PARTNER INTEGRATION
    PROCESS. B2B.COM PROVIDES THE SOFTWARE, METHODOLOGY AND SERVICES NEEDED TO RAPIDLY ENABLE, DEPLOY AND MAINTAIN B2B TRADING NETWORKS WITH HUNDREDS OR EVEN THOUSANDS OF PARTICIPANTS. MORE THAN A DOZEN TOP B2B COMPANIES, INCLUDING GRAINGER, INC., E-STEEL AND CHEMCONNECT, SUPPORT THIS INNOVATIVE EFFORT. AS PART OF B2B.COM WEBMETHODS WILL OFFER VALUE ADDED SERVICES FROM PARTNERS SUCH AS DUN & BRADSTREETT, FEDEX, SLAMDUNK NETWORKS AND VERISIGN. B2B.COM WILL BE GENERALLY AVAILABLE DURING THE THIRD CALENDAR QUARTER OF 2000.

- NEW AND EXPANDED PARTNERSHIPS CONTINUE TO DRIVE GROWTH: Through additional partnerships with i2 and Oracle, along with Ariba, Commerce One and SAP webMethods became the B2Bi solution provider of choice for the industry's largest B2B platform providers. In addition, webMethods expanded its strategic partnership with SAP to provide the B2Bi solution to connect third-party systems, such as Baan, Oracle and PeopleSoft, with mySAP.com.

- WEBMETHODS EXPANDING OPERATIONS TO THE PACIFIC RIM: To meet the global demand for B2Bi solutions, webMethods has established a presence in the Pacific Rim with operations in both Asia and Australia. In addition to focusing on sales for the region, these operations will handle customer care for our newly introduced "Follow-the-Sun" 24 hour services program.

ABOUT WEBMETHODS, INC.
webMethods, Inc. (Nasdaq: WEBM) is the leading provider of software solutions for business-to-business integration (B2Bi). Leveraging the open standards of the Internet, the award-winning webMethods B2B(TM) family of products provides the B2Bi infrastructure enabling Global 2000 companies and B2B marketplaces to connect customers, suppliers and partners to form real-time B2B trading networks. webMethods B2B allows companies to create new revenue opportunities, strengthen relationships with customers and substantially reduce supply chain inefficiencies.

Founded in 1996, webMethods is based in Fairfax, Va., with offices across the U.S. and Europe. webMethods has more than 200 customers worldwide--from Global 2000 leaders such as Dell, Eastman Chemical Company, Lucent and Grainger, Inc. to major B2B marketplaces like ChemConnect, e-STEEL and Ventro. webMethods' strategic partners include Ariba, Deloitte Consulting, EDS, KPMG, Microsoft, Sterling Commerce and SAP AG. More information about the company can be found at www.webMethods.com.

                                        ###

webMethods and webMethods B2B are trademarks of webMethods, Inc. All other company and product names are property of their respective owners.

This press release contains various remarks about the future expectations, plans and prospects of webMethods that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. The actual results of webMethods may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in the Risk Factors section of the


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Company's recent Registration Statements on Form S-1 and Form S-4, both of which are on file with the Securities and Exchange Commission.

------------------------------------

On July 26, 2000, Phillip Merrick, President and Chief Executive Officer of WebMethods, Inc. and Mary Dridi, Chief Financial Officer of webMethods, Inc. participated in a conference call regarding first quarter earnings of the Company. In addition, certain matters regarding the integration of Active Software, Inc. with webMethods, Inc. pursuant to the merger agreement, dated as of May 20, 2000, by and among webMethods, Inc., Wolf Acquisition, Inc. and Active Software, Inc. were discussed. Following is a talking-points script that was relied upon by Mr. Merrick for relevant portions of the conference call. See below to find out where you can find additional information.

Thank you Dave. As you all know, we've just released our first quarter earnings. We will be reviewing these results in more detail, and we'll also provide you with an update on the progress we made over the quarter. I will review overall operating highlights for the quarter, then Mary will give you a detailed financial overview.

We are extremely pleased with the record financial results we are reporting today. But this has also been our most exciting quarter right across the board. We broadened and strengthened our position as the leader in business-to-business integration (or B2Bi), with major new customer wins and new and expanded partnerships with leading B2B platform companies such as i2, Oracle and SAP. We expanded our global presence with the commencement of operations in the Asia/Pacific region and further growth in our European business. We held a very successful first ever user conference, at which we announced several new products. And, most significantly, we announced our acquisition of Active Software on May 22, which positions us as the only integration software vendor able to deliver full end-to-end application integration across the complete extended enterprise and the emerging digital marketplaces.

Looking first at the results, our first quarter TOTAL revenues were $15.6 million, representing a 412% year over year increase and a 50% increase over the prior quarter. LICENSE revenues for the quarter were $9.7 million, representing a 350% year over year increase and a 45% sequential increase. Over the quarter we added 49 new customers, bringing our total customer base to over 200. Three deals were in excess of $1 million, and several other repeat customers increased their total outlay on webMethods products and services to a figure in excess of a million dollars. Our net loss for the period, excluding amortization of deferred stock compensation, was ($5.1) million or a loss of ($0.16) per share, which exceeds Analyst expectations of a loss of ($0.19) per share. Cash flow from operations was positive for the second quarter in a row, which together with our low DSOs is a great indicator of the health of our business and our leadership position in the B2Bi space. Mary will of course be providing more detail later in the call.

We see this continued strong momentum as yet further validation of our strategy. Global 2000 companies and major B2B marketplaces see us as the vendor of choice for business-


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to-business integration software. We believe our software is in production at more Global 2000 companies and B2B marketplaces than for any other vendor. And our viral selling model continued to help drive our growth, as our customers deployed webMethods partner servers to their trading partners.

It's no longer new news, but major companies across many industries are working quickly to develop and deploy B2B e-commerce initiatives. Our software provides the integration platform for a lot of those initiatives, so we are a major beneficiary of this growth. Interestingly, we see customers using our software in one or more of three different ways: to integrate directly with their larger customers and suppliers, with no marketplace intermediary; or, to integrate with one or more of the emerging digital marketplaces, be they horizontal or vertical in focus; or, to develop their own digital marketplace. Because our integration platform is fundamental if these companies want to avoid manual exchange of business documents, or want to avoid costly one-off systems integration efforts, we tend to benefit regardless of the B2B business model a company chooses to pursue.

In the quarter, we furthered our penetration of the key vertical market segments that we target. In high-tech manufacturing, we secured new deals with companies such as LSI Logic, Toshiba, Hewlett-Packard, Logitech, and UMC in Taiwan, the second largest semiconductor fab company. In telecommunications, we saw new deals with AT&T, Lucent, Nortel Networks and NTT Communications. Wins in the chemical industry included Rohm and Haas and Hoechst, and in financial services we won business with Wall Street Systems, Ellie Mae and BNL, a large Italian bank. B2B Marketplace wins included Envera, an industry-backed chemicals exchange, e-Connections, a ___ hub for the electronics components industry, Viacore, which was a competitive win-back from Vitria, and steelscreen.com and paperX.com in Europe. It is worth noting that many of our customers went into production this quarter.

webMethods further improved upon its global presence in the quarter. You may have already noted that a number of the customer wins I have mentioned are in fact international wins. A total of 10% of overall sales bookings came from international, up from 4% of bookings last quarter. A further highlight was commencement of operations in the Asia/Pacific region, with offices opened and management hires made in Australia, Taiwan and Japan. Our team didn't waste any time, and so we were delighted to see business close in this region within the first quarter of operations. Establishing a presence in Asia/Pacific also allows us to close the loop to provide 24x7 "follow-the-sun" global customer support.

Our strategic partnerships have always helped fuel our growth, and this quarter we added or expanded partnerships with i2, Oracle and SAP, among others. We jointly announced with i2 that webMethods technology will be incorporated into the i2 TradeMatrix marketplace platform. We announced with Oracle a collaboration where our webMethods B2B product is being deployed at exchanges Oracle is building for its customers, such as the AutoExchange and RMX, and Oracle is already introducing us to its exchange customers and the suppliers connecting to them. And we expanded our already


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productive relationship with SAP to provide EAI capabilities on top of the SAP
Business Connector. Additionally SAP has announced its intent to resell some of our products. J.D. Edwards will also be a substantial partner upon completion of the Active Software acquisition, given that in the quarter J.D. Edwards announced that it has adopted the ActiveWorks Integration System for application integration within its OneWorld product line.

Partnerships with systems integrators were also further developed, in particular Deloitte Consulting and EDS. We and our customers now routinely rely on SI consultants for implementation and delivery. Training and certifying SI consultants remains a top priority, and in FYQ1 we trained approximately 300 new consultants.

In mid-May we held our first-ever user conference, the B2Bi Leadership Forum, in Scottsdale Arizona. Over 400 attendees were present to see and hear about our vision for B2B e-commerce and B2B integration in particular. We used this forum to announce several important new product initiatives, b2b.com and webMethods for Trading Networks. B2B.com is a web-based platform for building, managing and deploying an extensive B2B trading network. It provides facilities for signing up trading partners, providing them with digital certificates, and deploying trading partner software that works with their own set of back-end systems. webMethods for Trading Networks is a software product built on top of the webMethods B2B platform and designed for operators of digital marketplaces. It provides sophisticated document management and routing capabilities, as well as business analytics that allow marketplace operators to monitor both the technical and business aspects of their B2B trading networks. Both of these products will be available by the end of calendar Q3.

On May 22, we announced our acquisition of Active Software. With this acquisition, webMethods becomes the only integration software vendor able to address all the internal and external integration requirements across the extended enterprise and digital marketplaces. No other vendor can deliver business process integration all the way from the mainframe, across the packaged business applications, and out over the firewall to trading partners and digital marketplaces. As industry analysts have pointed out, this gives webMethods the capability - and the critical mass -- to address business-to-business initiatives of any size and complexity. Uniquely we will be able to provide full transactional integrity between companies, and with the marketplaces that serve them. With the addition of business process modeling capabilities and the broadest array of adapters for enterprise applications, we believe we have the strongest possible solution for both enterprise and B2B integration projects. Given the market drivers however, we will continue to position ourselves primarily as the leading B2B integration company.

The combined company will have over 600 employees, more than 425 customers around the world, and an annualized revenue run-rate that is already in excess of $135 million a year. Announcement of the acquisition has been extremely well received by employees, customers, prospects, partners, and industry analysts. The two companies have since the announcement participated in many joint sales activities, which resulted in joint business in the quarter with customers such as outpurchase.com, Grainger and Non-Stop


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Solutions. The Grainger deal in particular was significant - a multi-year, multi-million enterprise license deal to deliver end-to-end integration across Grainger and all of Grainger's digital initiatives. Of note is the fact that Grainger was already one of webMethods' larger customers - indicating that the acquisition brings with it significant upsell and cross-sell opportunities.

I can tell you that both the acquisition process itself along with our company integration preparations are proceeding very well, and ahead of schedule. As you may have seen, we were granted a Hart-Scott-Rodino waiting period waiver, and our S-4 registration statement has been declared effective by the SEC. Shareholder meetings for both companies are scheduled for August 15, and we expect that the transaction will close within 5 business days of that date, assuming it is approved by the Active Software shareholders. The directors and management of both companies are confident that this approval will be received.

On the integration front, all organizational and management changes at all levels have been decided and communicated, and a complete org chart for the combined company is in place. Active Software brings an infusion of great management talent to our already strong management team. Two weeks ago we brought together almost the entire staffs of both companies for an already scheduled webMethods bi-annual all company meeting. It provided a great opportunity to communicate the changes, and the strategic value of the acquisition, to the combined staffs. Within the sales forces, territory allocation, quotas, and compensation plans have all been decided. Product integration plans are going great, given the complementary nature of the products, and the desire of our engineers to continue building market-leading products. Parenthetically, I should point out that the product suites already interoperate together extremely well. Integration of marketing collateral, PR, advertising, and web sites are also coming together nicely with progress already visible. We aim to be operating as a single company very shortly after the close.

So to sum up, as you can see, there is a tremendous amount of momentum in every aspect of our business. These results, and the developments I have just reported to you, clearly demonstrate that we are strengthening our position as the leader in business-to-business integration.
--------------------------------------------------------------------------------

Investors and security holders of both webMethods and Active Software are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below. webMethods and Active Software have mailed a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus was filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from webMethods or Active Software by directing such requests to the companies.

webMethods and its officers and directors may be deemed to be participants in the solicitation of proxies from webMethods' stockholders with respect to the transactions contemplated by the agreement. Information regarding such officers


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and directors is included in webMethods' Registration Statements on Form S-1, as
amended, filed with the Securities and Exchange Commission on November 19, 1999 and declared effective by the Securities and Exchange Commission on February 10, 2000 and its Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission on June 16, 2000 and declared effective by the Securities and Exchange Commission on July 14, 2000. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from webMethods.

Active Software and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Active Software with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in Active Software's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Active Software.